                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934

                               (Amendment No. ) *


                          M/I Schottenstein Homes, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   55305B 10 1
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 22 Pages

CUSIP NO. 55305B 10 1            13G                          PAGE 2 OF 22 PAGES


1.             NAME OF REPORTING PERSON
               SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Members of the Irving E. Schottenstein and Melvin L. Schottenstein families and trusts for the benefit of members of such families, in each case, as parties to that certain Melvin and Irving Schottenstein Family Agreement dated as of October 11, 1993 (the "Family Agreement"), are filing this
Schedule 13G as a group. The members of the group are Irving E. Schottenstein, Robert H. Schottenstein, Steven Schottenstein, Gary L. Schottenstein, Linda S. Fisher, Lenore S. Sagner, Holly S. Kastan, Bradley R. Kastan, Eric J. Schottenstein, Amy D. Schottenstein, Julie S. Saar, Yoaz Saar, David J. Kastan, and certain trusts for the benefit of such members and/or their families.


2.             CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a)  X

                                                                   (b)
3.             SEC USE ONLY


4.             CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America (except with respect to Yoaz Saar, Israel)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.             SOLE VOTING POWER

                               5,256,283 (1)

6.             SHARED VOTING POWER

                                -0-

7.             SOLE DISPOSITIVE POWER

                               5,256,283 (1)

8.             SHARED DISPOSITIVE POWER

                                -0-

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               5,256,283 (1)

10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)                                [  ]


11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               59.7%

12.            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                               IN


--------------
(1)        Subject to the terms of the Family Agreement.

Item 1(a).  Name of Issuer.


                             M/I Schottenstein Homes, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices.

                             3 Easton Oval
                             Columbus, Ohio 43219

Item 2(a).  Name of Person Filing.

               Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), members of the Irving E. Schottenstein and Melvin
L. Schottenstein families and trusts for the benefit of members of such families, in each case, as parties to the Family Agreement are filing this
Schedule 13G as a group.

               The individual members of the group on behalf of whom this
Schedule 13G is being filed consist of:

Irving E. Schottenstein                               Irving E. Schottenstein, as trustee
                                                      of the Irving and Frankie
                                                      Schottenstein Trust

Irving E. Schottenstein, as trustee                   Gary L. Schottenstein, individually
of the Steven Schottenstein                           and as trustee of trusts for the
Descendants Trust                                     benefit of his minor children


Robert H. Schottenstein,                              Linda S. Fisher, individually and
individually and as trustee of                        as trustee of trusts for the
trusts for the benefit of his minor                   benefit of her minor children
children


Steven Schottenstein, individually                    Lenore S. Sagner, Holly S. Kastan
and as trustee and as trustee of                      and Eric J. Schottenstein, as co-
trusts for his minor children                         trustees of the Melvin L.
                                                      Schottenstein Marital Trust I

Lenore S. Sagner, Holly S. Kastan                     Holly S. Kastan, as trustee of
and Eric J. Schottenstein, as co-                     trusts for the benefit of herself
trustees of the Melvin L.                             and her immediate family
Schottenstein Marital Trust II

Bradley R. Kastan                                     David J. Kastan, as trustee of
                                                      trusts for the benefit of Holly and
                                                      Bradley Kastan's minor children

Eric J. Schottenstein                                 Amy D. Schottenstein, as trustee of
                                                      trusts for the benefit of herself
                                                      and her husband

Julie S. Saar, as trustee of trusts                   Yoaz Saar, as trustee of a trust
for the benefit of herself and her                    for the benefit of Julie S. Saar
immediate family                                      and her immediate family



                               Page 3 of 22 Pages

Item 2(b).  Address of Principal Business Office or, if None, Residence.

         The address of Irving E. Schottenstein, Robert H. Schottenstein, Steven Schottenstein, Gary L. Schottenstein and Linda S. Fisher is c/o Irving E. Schottenstein, 3 Easton Oval, Columbus, Ohio 43219. The address of Lenore S. Sagner and the Melvin L. Schottenstein Marital Trusts I and II is 225 N. Columbia Avenue, Columbus, Ohio 43209. The address of Amy D. Schottenstein is 6727 185th Avenue, N.E., Redmond, Washington 98052. The address of Julie B. Saar and Yoaz Saar is Ha Shfela 2/5, Kfar Saba Israel. The address of Holly S. Kastan and Bradley R. Kastan is 2355 Commonwealth Park S., Columbus, Ohio 43209. The address of Eric J. Schottenstein is c/o The Joshua Company, 110 E. Wilson-Bridge Rd., Suite 280, Worthington, Ohio 43085. The address of David J. Kastan is c/o Holly S. Kastan, 2355 Commonwealth Park S., Columbus, Ohio 43209.

Item 2(c).  Citizenship.

         All individuals listed pursuant to Item 2(a) above are citizens of the United States of America, except Yoaz Saar, who is a citizen of Israel.

Item 2(d).  Title of Class of Securities.

         Common Stock, $.01 par value per share ("Common Stock")

Item 2(e).  CUSIP Number.

         55305B 10 1

Item 3.

         Not Applicable

Item 4.  Ownership.

         (a) Amount beneficially owned: 5,256,283 shares of Common Stock as of December 31, 1996(1)

         (b)      Percent of class: 59.7% as of December 31, 1996 (1)

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                        5,256,283 as of December 31, 1996 (1)(2)

                  (ii)  Shared power to vote or to direct the vote:

                        None (2)

                  (iii) Sole power to dispose or to direct the disposition of:





                               Page 4 of 22 Pages

                        5,256,283 as of December 31, 1996 (1)(2)

                  (iv)  Shared power to dispose or to direct the disposition of:

                        None (2)

--------------------

                  (1) 2,678,300 of such shares are beneficially owned by Irving
E. Schottenstein. Irving E. Schottenstein is the trustee of (i) the Irving and Frankie Schottenstein Trust which holds 478,300 shares (5.8%), and (ii) the Steven Schottenstein Descendants Trust which holds 51,000 shares (0.6%), and exercises all rights with regard to such shares. Mr. Schottenstein is also the trustee, pursuant to trust agreements dated August 1986, as amended, of trusts for the benefit of Mr. Schottenstein's four children: Robert H. Schottenstein (550,000 shares)(6.6%), Steven Schottenstein (499,000 shares)(6.0%), Gary L. Schottenstein (550,000 shares)(6.6%) and Linda S. Fisher (550,000 shares)(6.6%). As trustee, Mr. Schottenstein is empowered to exercise all rights with regard to such shares, revoke each trust, and with the agreement of each beneficiary, amend each trust.

                  This amount also includes: 19,300 shares (0.2%) beneficially owned by Linda S. Fisher; 13,800 shares (0.2%) beneficially owned by Gary L. Schottenstein; 25,200 shares (0.3%) beneficially owned by Robert H. Schottenstein; and 25,200 shares (0.3%) beneficially owned by Steven Schottenstein.

                  428,013 (4.9%) of these shares are held in the Melvin L. Schottenstein Marital Trust I and 21,987 shares (0.3%) are held in the Melvin L. Schottenstein Marital Trust II. Lenore S. Sagner, Holly S. Kastan and Eric J. Schottenstein are co-trustees of the Melvin L. Schottenstein Marital Trusts I and II and collectively exercise all rights with regard to such shares.

                  514,900 (5.9%) of these shares are beneficially owned by Holly
S. Kastan, of which 404,900 shares are held in trust by Mrs. Kastan, as trustee, for the benefit of Mrs. Kastan and her immediate family; 70,000 of these 514,900 shares are held in a trust for the benefit of Mrs. Kastan's children, the trustee of which is David J. Kastan, Mrs. Kastan's brother-in-law; and 40,000 of these shares are held by Mrs. Kastan's husband, Bradley R. Kastan.

                  475,500 (5.4%) of these shares are beneficially owned by Eric
J. Schottenstein.

                  526,584 (6.0%) of these shares are beneficially owned by Amy
D. Schottenstein, as trustee of a trust for the benefit of Ms. Schottenstein and her husband.

                  527,500 (6.0%) of these shares are beneficially owned by Julie
S. Saar, of which 458,768 shares are held in trust by Ms. Saar, as trustee, for the benefit of Ms. Saar and her immediate family, and




                               Page 5 of 22 Pages

68,732 shares are held in trust by Yoaz Saar, Ms. Saar's husband, as trustee, for the benefit of Ms. Saar and her immediate family.

                  (2) In connection with and prior to the Issuer's initial public offering in November 1993, Irving E. Schottenstein, the Issuer's co-founder, members of his immediate family and trusts for their benefit and the benefit of their children (collectively, the "Irving Schottenstein Shareholders"), and Lenore G. Sagner (the widow of Melvin L. Schottenstein, the Issuer's co-founder and the first cousin of Irving E. Schottenstein), members of her immediate family and trusts for their benefit and the benefit of their children (collectively, the "Mel Schottenstein Shareholders") entered into the Family Agreement.

                  The Family Agreement provides the Irving Schottenstein Shareholders and the Mel Schottenstein Shareholders with certain rights and obligations with respect to their shares of Common Stock. These rights and obligations relate primarily to: (i) the election of directors of the Issuer;
(ii) voting rights with respect to extraordinary transactions; (iii) restrictions on the acquisition of shares; and (iv) restrictions on the disposition of shares.

                  A. ELECTION OF DIRECTORS. The Issuer's Board of Directors consists of nine directors divided into three classes of three directors each. Pursuant to Sections 3.2 and 3.3 of the Family Agreement, the Irving Schottenstein Shareholders and the Mel Schottenstein Shareholders have stated their intention that the Board consist of three independent directors (i.e., directors who are not members of either family) and three directors, one in each class, designated by each of Mel and Irving's families. Each family is required to hold a family vote to designate its nominees, and both the Irving Schottenstein Shareholders and the Mel Schottenstein Shareholders are required to vote all of their shares for such designated nominees.

                  Pursuant to Section 3.3.4 of the Family Agreement, in the event that either the Mel Schottenstein Shareholders or the Irving Schottenstein Shareholders own in the aggregate a number of shares less than 70%, but greater than or equal to 50% of the other family's holdings, the family with the decreased holdings shall have the right to designate only two directors, and the parties to the Family Agreement will take such action as is required to reduce the size of the board to eight members. In the event that either the Mel Schottenstein Shareholders or the Irving Schottenstein Shareholders own in the aggregate a number of shares less than 50%, but less than or equal to 50% of the other family's holdings, the family with the decreased holdings shall have the right to designate only one director, and the parties to the Family Agreement will take such action as is required to reduce the size of the Board to seven members. In the event that either the Mel Schottenstein Shareholders or the Irving Schottenstein Shareholders own in the aggregate a number of shares less than 20% of the other family's holdings, the family with the decreased holdings shall lose the right to designate any directors, the other family shall have the right to designate four directors and the parties to the Family Agreement will take such action as is required to effectuate such provision. As of December 31, 1996, for purposes of the Family Agreement, the Mel Schottenstein Shareholders owned in the aggregate



                               Page 6 of 22 Pages

2,452,700 shares, or approximately 90% of the number of shares owned by the Irving Schottenstein Shareholders.

                  B. VOTING RIGHTS ON SUPERMAJORITY ISSUES. The Family Agreement provides that each family shall take a separate family vote with respect to certain "Supermajority Issues." Such Supermajority Issues include any proposal
(i) to amend the Issuer's Amended and Restated Articles of Incorporation or Regulations; (ii) to enter into certain extraordinary transactions, such as the sale of all or substantially all of the assets of the Issuer, merge or consolidate the Issuer into another entity or dissolve the Issuer; (iii) to establish the terms of or issue any of the shares of Preferred Stock of the Issuer; or (iv) to issue shares of Common Stock if, as a result of such issuance either the Mel Schottenstein Shareholders or the Irving Schottenstein Shareholders would be entitled to more than 50% of the total voting power of the Issuer in the election of directors.

                  Not less than 15 business days prior to any meeting of the Issuer's shareholders at which a vote will be taken with respect to any Supermajority Issue, or within ten business days after a written request from either family to vote upon a Supermajority Issue which such family desires to place before the shareholders of the Issuer, the Irving Schottenstein Shareholders and the Mel Schottenstein Shareholders are each required to hold a family vote pursuant to the procedures set forth in the Family Agreement. Assuming each family complies with such procedures, if two-thirds or more of the aggregate votes cast by the Mel Schottenstein Shareholders and by the Irving Schottenstein Shareholders, respectively, vote in favor of such Supermajority Issue, then all of the shareholders in each family must vote all of their shares in favor of such Supermajority Issue at the shareholders' meeting. Conversely, if less than two-thirds of either the Mel Schottenstein Shareholders or the Irving Schottenstein Shareholders vote for such Supermajority Issue, then all of the shareholders in each family must vote all of their shares against such Supermajority Issue at the shareholders' meeting.

                  The Family Agreement does not impose any restrictions on the way in which either the Mel Schottenstein Shareholders or the Irving Schottenstein Shareholders shall vote on matters other than the election of directors and Supermajority Issues.

                  C. RESTRICTIONS ON THE ACQUISITION OF SHARES. The parties to the Family Agreement are restricted from acquiring additional shares of the Issuer's Common Stock except in certain limited circumstances, including pursuant to employee or director compensation plans, for the purpose of funding certain charitable gifts and from other family members, either directly or pursuant to the exercise of rights of first or second refusal.

                  D. RESTRICTIONS ON THE DISPOSITION OF SHARES. The Mel Schottenstein Shareholders and the Irving Schottenstein Shareholders are restricted from selling shares of the Issuer's Common Stock except in certain limited circumstances, which include inter-family transfers and limited charitable gifts. Subject to applicable securities laws, such shareholders are also permitted to sell shares in the open market pursuant to brokered transactions during a specified quarterly window



                               Page 7 of 22 Pages
period; provided, that the aggregate amount so sold by the members of any family subgroup (e.g., one of Mel or Irving's children and his or her spouse and/or children) may not exceed $500,000 in any quarter. In addition, the Mel Schottenstein Shareholders are entitled to limited registration rights with respect to up to 700,000 shares of the Issuer's Common Stock. In almost every instance, including, but not limited to, pursuant to the exercise of such registration rights, each sale by a Mel Schottenstein Shareholder is subject to rights of first of refusal by the other Mel Schottenstein Shareholders and to rights of second refusal by the Irving Schottenstein Shareholders, and each sale by an Irving Schottenstein Shareholder is subject to rights of first refusal by the other Irving Schottenstein Shareholders and to rights of second refusal by the Mel Schottenstein Shareholders.

                  Notwithstanding the provisions of the Family Agreement, each of the undersigned disclaims beneficial ownership of the shares of Common Stock owned by the other members of his or her family or by, in the case of members of Irving Schottenstein's family, the members of Mel Schottenstein's family and, in the case of members of Mel Schottenstein's family, the members of Irving Schottenstein's family, and this filing shall not be an admission that any of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any such shares of another of the undersigned.

Item 5.  Ownership of Five Percent or Less of a Class.

                             Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another
                   Person.

                             Not Applicable

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company.

                             Not Applicable

Item 8.  Identification and Classification of Members of the
         Group.

                             In lieu of a separate exhibit, please see Item 2(a) above.

Item 9.  Notice of Dissolution of Group.

                             Not Applicable

Item 10.  Certification.

                             Not Applicable




                               Page 8 of 22 Pages

                                    Signature

                             After reasonable inquiry and to the best of our
knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*


Dated:  August 8, 1997


 /s/ Irving E. Schottenstein                          /s/ Lenore S. Sagner
--------------------------------                     ----------------------------------
Irving E. Schottenstein,                             Lenore S. Sagner, as trustee
individually and as trustee

By: /s/ Irving E. Schottenstein                      By:    /s/ Lenore S. Sagner
   -----------------------------                     ----------------------------------
Name:  Irving E. Schottenstein                       Name:  Lenore S. Sagner

Attorney-in-Fact for the                             Attorney-in-Fact for the
Following Persons:                                   Following Persons:

Robert H. Schottenstein,                             Eric J. Schottenstein,
individually and as trustee                          individually and as trustee

Steven Schottenstein,                                Holly S. Kastan, as trustee
individually, and as trustee
                                                     Bradley R. Kastan, individually
Linda S. Fisher, individually
and as trustee                                       David J. Kastan, as trustee

                                                     Amy D. Schottenstein, as trustee

                                                     Julie S. Saar, as trustee

                                                     Yoaz Saar, as trustee

/s/ Gary L. Schottenstein
---------------------------
Gary L. Schottenstein,
individually and as trustee

--------------------

               * In accordance with Rule 13-d(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, this Schedule 13G is filed pursuant to an agreement among the above listed parties, which is attached hereto as Exhibit A. The Powers of Attorney authorizing Irving E. Schottenstein and Lenore S. Sagner, respectively, to act on behalf of each of the above listed respective parties are attached hereto as Exhibit B.



                               Page 9 of 22 Pages

                                    Exhibit A

                             Pursuant to Rule 13d-1(f)(1)(iii) of Regulation
13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, the undersigned agree that the Schedule 13G to which this Exhibit A is attached is filed on behalf of each of the undersigned.


Dated:  August 8, 1997


 /s/ Irving E. Schottenstein                                    /s/ Lenore S. Sagner
----------------------------------                            -----------------------------------
Irving E. Schottenstein,                                      Lenore S. Sagner, as trustee
individually and as trustee

By: /s/ Irving E. Schottenstein                               By:    /s/ Lenore S. Sagner
----------------------------------                            -----------------------------------
Name:  Irving E. Schottenstein**                              Name:  Lenore S. Sagner**

Attorney-in-Fact for the                                      Attorney-in-Fact for the
Following Persons:                                            Following Persons:

Robert H. Schottenstein,                                      Eric J. Schottenstein,
individually and as trustee                                   individually and as trustee

Steven Schottenstein,                                         Holly S. Kastan, as trustee
individually, and as trustee
                                                              Bradley R. Kastan, individually
Linda S. Fisher, individually
and as trustee                                                David J. Kastan, as trustee

                                                              Amy D. Schottenstein, as trustee

                                                              Julie S. Saar, as trustee

                                                              Yoaz Saar, as trustee


/s/ Gary L. Schottenstein
---------------------------
Gary L. Schottenstein,
individually and as trustee


--------------------

               ** The Powers of Attorney authorizing the above-named individuals to act on behalf of each of the above listed parties are attached hereto as Exhibit B.



                               Page 10 of 22 Pages

                                POWER OF ATTORNEY

               I, Irving E. Schottenstein, individually and as trustee of the Irving and Frankie Schottenstein Trust, the Steven Schottenstein Descendants Trust and each other trust, whether now existing or hereinafter created, of which I am the trustee and which is for the benefit of myself or any member or members of my immediate family (including, but not limited to, grandchildren), do hereby constitute and appoint Robert H. Schottenstein and Steven Schottenstein, or either of them, my true and lawful attorneys and agents, each with full power of substitution, to do any and all acts and things in my name and on my behalf in my capacity individually or as trustee of any such trust and to execute any and all instruments for me and in my name in the capacities indicated above, which said attorneys or agents, or either of them, may deem necessary or advisable to enable me to comply with Section 13 of the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, including, but not limited to, the filing of any Schedule 13G or Schedule 13D, or any amendment to either, required in connection with the beneficial ownership of shares of Common Stock of M/I Schottenstein Homes, Inc.; and I do hereby ratify and confirm all that the said attorneys and agents, or their substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.




                                                  /s/ Irving E. Schottenstein
                                                  ---------------------------
                                                      Irving E. Schottenstein



                               Page 11 of 22 Pages

                                POWER OF ATTORNEY

               I, Robert H. Schottenstein, individually and as trustee of each trust, whether now existing or hereinafter created, of which I am the trustee and which is for the benefit of myself or any member or members of my immediate family (including, but not limited to, grandchildren), do hereby constitute and appoint Irving E. Schottenstein and Steven Schottenstein, or either of them, my true and lawful attorneys and agents, each with full power of substitution, to do any and all acts and things in my name and on my behalf in my capacity individually or as trustee of any such trust and to execute any and all instruments for me and in my name in the capacities indicated above, which said attorneys or agents, or either of them, may deem necessary or advisable to enable me to comply with Section 13 of the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, including, but not limited to, the filing of any
Schedule 13G or Schedule 13D, or any amendment to either, required in connection with the beneficial ownership of shares of Common Stock of M/I Schottenstein Homes, Inc.; and I do hereby ratify and confirm all that the said attorneys and agents, or their substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.




                                                    /s/ Robert H. Schottenstein
                                                    ---------------------------
                                                        Robert H. Schottenstein




                               Page 12 of 22 Pages

                                POWER OF ATTORNEY

               I, Steven Schottenstein, individually and as trustee of each trust, whether now existing or hereinafter created, of which I am the trustee and which is for the benefit of myself or any member or members of my immediate family (including, but not limited to, grandchildren), do hereby constitute and appoint Irving E. Schottenstein and Robert H. Schottenstein, or either of them, my true and lawful attorneys and agents, each with full power of substitution, to do any and all acts and things in my name and on my behalf in my capacity individually or as trustee of any such trust and to execute any and all instruments for me and in my name in the capacities indicated above, which said attorneys or agents, or either of them, may deem necessary or advisable to enable me to comply with Section 13 of the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, including, but not limited to, the filing of any
Schedule 13G or Schedule 13D, or any amendment to either, required in connection with the beneficial ownership of shares of Common Stock of M/I Schottenstein Homes, Inc.; and I do hereby ratify and confirm all that the said attorneys and agents, or their substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.




                                           /s/ Steven Schottenstein
                                           ------------------------
                                               Steven Schottenstein



                               Page 13 of 22 Pages

                                POWER OF ATTORNEY

               I, Linda S. Fisher, individually and as trustee of each trust, whether now existing or hereinafter created, of which I am the trustee and which is for the benefit of myself or any member or members of my immediate family (including, but not limited to, grandchildren), do hereby constitute and appoint Irving E. Schottenstein, Robert H. Schottenstein and Steven Schottenstein, or any of them, my true and lawful attorneys and agents, each with full power of substitution, to do any and all acts and things in my name and on my behalf in my capacity individually or as trustee of any such trust and to execute any and all instruments for me and in my name in the capacities indicated above, which said attorneys or agents, or any of them, may deem necessary or advisable to enable me to comply with Section 13 of the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, including, but not limited to, the filing of any
Schedule 13G or Schedule 13D, or any amendment to either, required in connection with the beneficial ownership of shares of Common Stock of M/I Schottenstein Homes, Inc.; and I do hereby ratify and confirm all that the said attorneys and agents, or their substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.




                                                           /s/ Linda S. Fisher
                                                           --------------------
                                                               Linda S. Fisher


                               Page 14 of 22 Pages

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Lenore Schottenstein Sagner, Eric J. Schottenstein, Holly S. Kastan, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to execute on behalf of the undersigned any and all statements or reports under Section 13 or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the beneficial ownership of Common Stock, par value $.01 per share, of M/I Schottenstein Homes, Inc., an Ohio corporation, including without limitation all statements on Schedule 13D or Schedule 13G, and all joint filing agreements pursuant to Rule 13d-1(f)(iii) under the Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4, all annual statements of beneficial ownership on Form 5, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 or
Section 16 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.



                                             /s/ Lenore Schottenstein Sagner
                                             -------------------------------
                                                 Lenore Schottenstein Sagner

Date:  April 15, 1997




                              Page 15 of 22 Pages

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Lenore Schottenstein Sagner, Eric J. Schottenstein, Holly S. Kastan, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to execute on behalf of the undersigned any and all statements or reports under Section 13 or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the beneficial ownership of Common Stock, par value $.01 per share, of M/I Schottenstein Homes, Inc., an Ohio corporation, including without limitation all statements on Schedule 13D or Schedule 13G, and all joint filing agreements pursuant to Rule 13d-1(f)(iii) under the Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4, all annual statements of beneficial ownership on Form 5, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 or
Section 16 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.



                                                  /s/ Eric J. Schottenstein
                                                  --------------------------
                                                      Eric J. Schottenstein

Date:  April 15, 1997




                              Page 16 of 22 Pages

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Lenore Schottenstein Sagner, Eric J. Schottenstein, Holly S. Kastan, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to execute on behalf of the undersigned any and all statements or reports under Section 13 or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the beneficial ownership of Common Stock, par value $.01 per share, of M/I Schottenstein Homes, Inc., an Ohio corporation, including without limitation all statements on Schedule 13D or Schedule 13G, and all joint filing agreements pursuant to Rule 13d-1(f)(iii) under the Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4, all annual statements of beneficial ownership on Form 5, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 or
Section 16 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.



                                                   /s/ Holly S. Kastan
                                                   --------------------
                                                       Holly S. Kastan

Date:  April 15, 1997




                               Page 17 of 22 Pages

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Lenore Schottenstein Sagner, Eric J. Schottenstein, Holly S. Kastan, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to execute on behalf of the undersigned any and all statements or reports under Section 13 or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the beneficial ownership of Common Stock, par value $.01 per share, of M/I Schottenstein Homes, Inc., an Ohio corporation, including without limitation all statements on Schedule 13D or Schedule 13G, and all joint filing agreements pursuant to Rule 13d-1(f)(iii) under the Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4, all annual statements of beneficial ownership on Form 5, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 or
Section 16 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.



                                                 /s/ Bradley R. Kastan
                                                 ----------------------
                                                     Bradley R. Kastan

Date:  April 15, 1997




                               Page 18 of 22 Pages

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Lenore Schottenstein Sagner, Eric J. Schottenstein, Holly S. Kastan, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to execute on behalf of the undersigned any and all statements or reports under Section 13 or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the beneficial ownership of Common Stock, par value $.01 per share, of M/I Schottenstein Homes, Inc., an Ohio corporation, including without limitation all statements on Schedule 13D or Schedule 13G, and all joint filing agreements pursuant to Rule 13d-1(f)(iii) under the Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4, all annual statements of beneficial ownership on Form 5, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 or
Section 16 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.



                                                /s/ Julie S. Saar
                                                ---------------------
                                                    Julie S. Saar

Date:  April 15, 1997




                               Page 19 of 22 Pages

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Lenore Schottenstein Sagner, Eric J. Schottenstein, Holly S. Kastan, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to execute on behalf of the undersigned any and all statements or reports under Section 13 or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the beneficial ownership of Common Stock, par value $.01 per share, of M/I Schottenstein Homes, Inc., an Ohio corporation, including without limitation all statements on Schedule 13D or Schedule 13G, and all joint filing agreements pursuant to Rule 13d-1(f)(iii) under the Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4, all annual statements of beneficial ownership on Form 5, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 or
Section 16 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.



                                                     /s/ Yoaz Saar
                                                     ----------------
                                                         Yoaz Saar

Date:  April 15, 1997




                               Page 20 of 22 Pages

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Lenore Schottenstein Sagner, Eric J. Schottenstein, Holly S. Kastan, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to execute on behalf of the undersigned any and all statements or reports under Section 13 or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the beneficial ownership of Common Stock, par value $.01 per share, of M/I Schottenstein Homes, Inc., an Ohio corporation, including without limitation all statements on Schedule 13D or Schedule 13G, and all joint filing agreements pursuant to Rule 13d-1(f)(iii) under the Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4, all annual statements of beneficial ownership on Form 5, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 or
Section 16 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.



                                            /s/ Amy D. Schottenstein
                                            ------------------------
                                                Amy D. Schottenstein

Date:  April 16, 1997



                               Page 21 of 22 Pages

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that the undersigned, individually and as trustee of each trust, whether now existing or hereinafter created, of which the undersigned is the trustee and which is for the benefit of any member of member of the immediate family (including, but not limited to, grandchildren) of Bradley R. Kastan, my brother, hereby constitutes and appoints Lenore Schottenstein Sagner, Eric J. Schottenstein, Holly S. Kastan, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to execute on behalf of the undersigned any and all statements or reports under Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the beneficial ownership of Common Stock, par value $.01 per share, of M/I Schottenstein Homes, Inc., an Ohio corporation, including without limitation all statements on
Schedule 13D or Schedule 13G, and all joint filing agreements pursuant to Rule 13d-1(f)(iii) under the Exchange Act in connection with such statements, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.



                                                    /s/ David J. Kastan
                                                    -------------------
                                                        David J. Kastan



Date:  May 15, 1997



                              Page 22 of 22 Pages